UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

BIONDVAX PHARMACEUTICALS LTD
(Name of Issuer)

Ordinary Shares, NIS 0.0000001 par value per share
(Title of Class of Securities)

09073Q105
(CUSIP Number)

Michal Goren Miller
 aMoon Ventures Y.SH. Ltd.
34 Yerushalayim st.
 Ra’anana 4350110, Israel
Tel: (972)(58) 639-5511
Tel: (972)(73) 398-9562

With a copy to:
Raveh, Ravid & Co.
32 ha'Barzel Street
Tel-Aviv 6971046, Israel
Tel: (972)(3) 767-6999
Fax: (972)(3) 767-6990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 16, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 641119 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Angels Investments in Hi Tech Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER
170,961,770*
	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER
170,961,770*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
170,961,770*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.49%
14.	TYPE OF REPORTING PERSON (See Instructions)
CO

* Represents 4,274,043 American Depositary Shares ("ADS"), one of which represents 40 ordinary shares, par value NIS 0.0000001 per share ("Ordinary shares").

** In October 2019 all Ordinary shares were converted to ADS (due to rounding, 50 ordinary shares (equivalent to 1.25 ADS) remain unconverted).

SCHEDULE 13D/A

CUSIP No. 641119 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marius Nacht
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER
170,961,770*
	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER
170,961,770*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
170,961,770*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.49%
14.	TYPE OF REPORTING PERSON (See Instructions)
IN

* Represents 4,274,043 American Depositary Shares ("ADS"), one of which represents 40 ordinary shares, par value NIS 0.0000001 per share ("Ordinary shares").

** In October 2019 all Ordinary shares were converted to ADS (due to rounding, 50 ordinary shares (equivalent to 1.25 ADS) remain unconverted).

This Amendment No. 2 to Schedule 13D amends Schedule 13D originally filed on February 16, 2017, Amendment No. 1 to Schedule 13D originally filed on September 27, 2017.

Item 3.          Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and restated as follows:

On June 7, 2019 the issuer conducted a shareholders rights offering (the “Rights Offering”) pursuant to which each holder of ordinary shares of the Company and each holder of ADSs (each ADS representing 40 ordinary shares), will have the right to subscribe for a pro rata portion of the ordinary shares and ADSs offered by the Company. In addition to its pro rata share, Angels Investments in Hi Tech Ltd. ("Angels") was granted with an option to purchase all ordinary shares and ADSs not subscribed for by holders of ordinary shares and/or ADS holders of the Company pursuant to the terms of the Rights Offering.

The total number of ADS purchased by Angels under this Rights Offering was 2,930,023 ADS for a total consideration of US$ 16,671,833.

The source of funding for the purchase of the Issued ADS was the capital of Angels.

Item 4.          Purpose of Transaction

Angels participated in a Rights Offering that was initiated by the issuer on June 7, 2019. In such Rights Offering distribution Angels received rights to purchase 2,930,023 ADS (representing 117,200,920 Ordinary Shares) for a total consideration of US$ 16,671,833.  The ADS were issued to Angels on or about July 16, 2019.

Item 5.          Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)- (b) The Reporting Persons may be deemed to beneficially own and have shared power to vote and shared power of disposition over all Issued Shares (i.e., 170,961,770 Shares), representing approximately 42.49% of the Issuer's Issued Shares. Angels directly beneficially owns all Shares (i.e., 170,961,770 Shares). Marius Nacht does not directly beneficially own any Shares. In addition, Mr. Nacht owns 100% of the shares of Angels and by reason of its ability to influence the control of Angels, Marius Nacht may be deemed to indirectly beneficially own, and share the power to vote and dispose of Issued Shares (i.e., 170,961,770 Shares) directly beneficially owned by Angels.

 (c)        The Issued Shares in the Rights Offering were purchased as follows:

(1)
453,934 ADS representing 18,157,360 Ordinary Shares were issued to the Reporting Person on July 12, 2019 and resulted from the exercise of Angels Investments in Hi Tech Ltd.’s Ordinary Shares rights, in an aggregate purchase price of US$ 2,582,884. Additional 268,911 ADS representing 10,756,440 Ordinary Shares were issued to the Reporting Person on July 12, 2019 and resulted from the exercise of Angels Investments in Hi Tech Ltd.’s ADS rights, in an aggregate purchase price of US$ 1,530,104.

(2)
2,203,640 ADS representing 88,145,600 Ordinary Shares were issued to the Reporting Person on July 16, 2019 and resulted from the exercise of Angels Investments in Hi Tech Ltd.’s ADS rights that were not exercised by other holders, in an aggregate purchase price of US$ 12,538,711.60. Additional 3,538 ADS representing 141,538 Ordinary Shares were issued to the Reporting Person on July 16, 2019 and resulted from the from the exercise of Angels Investments in Hi Tech Ltd.’s Ordinary Shares rights that were not exercised by other holders, in an aggregate purchase price of US$ 20,134.

 (d)        Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Angels Investments in Hi Tech Ltd. By: /s/ Marius Nacht Name: Marius Nacht Title: Chairman Marius Nacht By: /s/ Marius Nacht